GMO TRUST

Supplement to GMO Trust Statement of Additional Information dated June 30, 2006

PORTFOLIO TRANSACTIONS

Effective immediately, the following is added as the second paragraph of the section of the Statement of Additional Information entitled "Portfolio Transactions":

In certain cases, the Manager may identify investment opportunities that are suitable for the Funds and one or more private investment companies for which the Manager or one of its affiliates serves as investment manager, general partner and/or managing member ("GMO Private Funds"). In most cases, the Manager receives greater compensation in respect of a GMO Private Fund (including incentive-based compensation) than it receives in respect of a Fund. To help manage this potential conflict, the Manager has developed and reviewed with the Trust’s Board of Trustees trade allocation policies that establish a framework for allocating initial public offerings ("IPOs") and other limited offerings that takes into account the needs and objectives of each Fund and the other GMO clients. One of the Private Funds to be managed by GMO’s Emerging Markets Division, the GMO Emerging Illiquid Fund L.P. (“EIF”), focuses on less liquid investments. Consequently, certain types of investments, initially including securities of companies with smaller market capitalizations, IPOs and private placements with smaller offering sizes and other less liquid investments will, within the Emerging Markets Division, ordinarily be allocated 100% to EIF as opposed to other Emerging Markets strategies (including GMO Emerging Markets Fund). In other cases, the GMO Emerging Markets strategies (including GMO Emerging Markets Fund) and EIF will receive an allocation of limited investments that are suitable for each, but EIF may receive an allocation of such investments greater than would be the case if the allocation were pro rated by assets. As a result, there may be cases where GMO Emerging Markets strategies (including GMO Emerging Markets Fund) receive a reduced allocation — or no allocation — of a specific limited offering that they are nonetheless eligible to purchase. In general, the Emerging Markets Division and other GMO Divisions divide IPOs between themselves pro rata based upon indications of interest.

Supplement Date: February 1, 2007